Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Titan Acquisition Corp

Commission File No.: 001-42590

Set forth below is an article posted by CoinDesk on October 3, 2026, in which Iana Dimitrova discusses the proposed business combination between Titan Acquisition Corp. and OpenPayd Global Holdings Limited.

Finance

Payments firm OpenPayd targets year-end Nasdaq listing to fund U.S. expansion and acquisitions

CEO Iana Dimitrova said OpenPayd aims to launch in the U.S. by April 2027 and is eyeing deals to add licenses and technology.

By Will Canny  |  Edited by Cheyenne Ligon

Oct 3, 2026, 12:00 p.m. EDT

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OpenPayd targets year-end Nasdaq listing to fund U.S. expansion and acquisitions. (CoinDesk Archives)

Summary
●	OpenPayd expects its merger with Titan Acquisition Corp. to close by year-end, subject to regulatory and shareholder approvals, CEO Iana Dimitrova told CoinDesk.
●	The company is preparing to launch its infrastructure for U.S. customers by April 2027, after bringing 43 state money transmitter licenses into its group.
●	The payments firm reported $73 million in revenue for its latest financial year, while Dimitrova said a listing would help fund expansion and acquisitions.

OpenPayd expects to complete its planned Nasdaq listing by the end of the year as it prepares to enter the U.S. market and pursue further acquisitions, CEO Iana Dimitrova told CoinDesk in an interview.

The London-based payments infrastructure company is in the final stages of the U.S. Securities and Exchange Commission’s review of its proposed merger with Titan Acquisition Corp., Dimitrova said.

She expects the deal to close this year, barring a significant external disruption. The transaction still requires the registration statement to become effective and approval from Titan shareholders, among other conditions. OpenPayd would trade under the ticker OP.

The U.S. has become a more attractive market for crypto companies as it develops rules for digital assets and stablecoins. The GENIUS Act established a federal framework for payment stablecoins, while the SEC has proposed rules tailored to some crypto assets. For companies such as OpenPayd, that shift creates an opening to sell payments infrastructure to businesses connecting traditional finance with blockchain networks, even as broader market-structure legislation remains unresolved.

Crypto firms are taking different paths to the public markets: stablecoin payments company RedotPay is pressing ahead with U.S. IPO preparations, having recently completed a financial audit. Others are waiting, with Kraken parent Payward pushing its listing back to the second quarter of 2027 at the earliest, CoinDesk reported.

OpenPayd has integrated with Circle Payments Network for cross-border payments and joined Fireblocks’ payments network, where other participants can access its fiat infrastructure.

The company is a “global infrastructure platform for modern money movement,” Dimitrova said, and “there is no public market competitor that has the same combination of fiat and stablecoin capabilities that OpenPayd can deliver today.”

The listing would help fund U.S. expansion, with OpenPayd aiming to launch services for customers there by April 2027, she added.

U.S. launch takes shape

The company took a step toward that launch last month by bringing MSB USA Inc. and its 43 state money transmitter licenses under the OpenPayd group.

OpenPayd provides businesses with access to accounts, foreign exchange and domestic and international payments, alongside infrastructure for moving between traditional currencies and stablecoins. It counts crypto exchange Kraken, market maker B2C2 and trading platform OKX among the companies using its payments infrastructure

The firm reported $73 million in revenue for the year ended April 30, 2026, up from $57 million a year earlier, according to an investor presentation. The company reported $13 million in EBITDA and a $2.8 million net loss for the latest year.

The reported net loss of $2.8 million is entirely attributable to $5.8 million of one-time transaction costs relating to the proposed business combination, a company spokesperson said in emailed comments.

Dimitrova said the U.S. offers opportunities in both cross-border payments and stablecoin services.

She described delays to U.S. digital-asset market-structure legislation as a setback, but said they had not changed OpenPayd’s decision to expand there.

More deals on the agenda

Acquisitions may play a larger role as the company enters new markets.

OpenPayd is interested in businesses that would add licenses or technology and allow it to launch faster than building those capabilities from scratch, Dimitrova said.

A listing would give it both access to capital and publicly traded shares to use in deals and partnerships. The company is also considering a private placement ahead of the merger to secure funding for its growth plans, she said.

Under the announced terms of the Titan deal, OpenPayd’s implied pro forma equity value could reach $1.1 billion.

“Few markets can match the energy and ambition of the U.S.,” Dimitrova said. “We want to harness that momentum to take OpenPayd from European success to global scale.”

Read more: RedotPay completes financial audit as it presses ahead with U.S. IPO plans

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor.

You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the SEC and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan or OpenPayd. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this press release. While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This press release contains information related to the proposed transaction. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 has been filed with the Securities and Exchange Commission (“SEC”), which includes a proxy statement of Titan and a prospectus of OpenPayd, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston Taylor LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This press release relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.